UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $0.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 647,491 (See Item 4) 6. Shared Voting Power 298,506 (See Item 4) 7. Sole Dispositive Power 647,491 (See Item 4) 8. Shared Dispositive Power 298,506 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 945,997

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%

12.	Type of Reporting Person IN (See Item 4)

Page 2 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon, Jr. Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 439,537 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 439,537 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 439,537

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person OO (See Item 4)

Page 3 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon Trust for Hunter Andrew Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 99,502 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 99,502 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,502

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 4 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon Trust for Nathaniel Everett Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 99,502 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 99,502 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,502

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 5 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon Trust for Kathryn Lawson Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 99,502 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 99,502 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 99,502

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 6 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 102,252 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 102,252 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,252

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 7 of 14 pages

CUSIP No. 679580100

1.	Name of Reporting Person I.R.S. Identification No. of above persons (entities only) John R. Congdon Trust for Mark Ross Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 102,327 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 102,327 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,327

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 8 of 14 pages

CUSIP No. 679580100

Item 1.	(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way Thomasville, NC 27360

Item 2.	(a)	Name of Persons Filing:

(i) John R. Congdon, Jr.

(ii) John R. Congdon, Jr. Revocable Trust

(iii) John R. Congdon Trust for Hunter Andrew Terry

(iv) John R. Congdon Trust for Nathaniel Everett Terry

(v) John R. Congdon Trust for Kathryn Lawson Terry

(vi) John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.

(vii) John R. Congdon Trust for Mark Ross Congdon

	(b)	Address of Principal Business Office or, if None, Residence:

As to (i) through (vii): 7511 Whitepine Road Richmond, VA 23237

	(c)	Place of Organization or Citizenship:

As to (i): USA

As to (ii) – (vii): Virginia

	(d)	Title of Class of Securities:

Common Stock ($0.10 par value)

	(e)	CUSIP Number:

679580100

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(k), but is not a group filing.

Item 4.	Ownership.

Page 9 of 14 pages

CUSIP No. 679580100

The securities reported herein are beneficially owned by John R. Congdon, Jr., the John R. Congdon, Jr. Revocable Trust, the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry, the John R. Congdon Trust for Kathryn Lawson Terry, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. and the John R. Congdon Trust for Mark Ross Congdon. The total securities reported is 945,997 shares of the Issuer’s Common Stock, which constitutes 5.9% of such shares as of December 31, 2003.

As of December 31, 2003, John R. Congdon, Jr. has sole voting and dispositive power with respect to 647,491 shares (4.0%) of the Issuer’s Common Stock, of which 439,537 shares are held by the John R. Congdon, Jr. Revocable Trust, 102,252 shares are held by the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr., and 102,327 shares are held by the John R. Congdon Trust for Mark Ross Congdon. He shares voting and dispositive power with respect to 99,502 shares owned by the John R. Congdon Trust for Hunter Andrew Terry, 99,502 shares owned by the John R. Congdon Trust for Nathaniel Everett Terry and 99,502 shares owned by the John R. Congdon Trust for Kathryn Lawson Terry, totaling 298,506 shares (1.9%). John R. Congdon, Jr. beneficially owns a total of 945,997 shares (5.9%).

As of December 31, 2003, the John R. Congdon, Jr. Revocable Trust owns directly 439,537 shares (2.7%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2003, the John R. Congdon Trust for Hunter Andrew Terry owns directly 99,502 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2003, the John R. Congdon Trust for Nathaniel Everett Terry owns directly 99,502 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2003, the John R. Congdon Trust for Kathryn Lawson Terry owns directly 99,502 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Co-Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2003, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. owns directly 102,252 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2003, the John R. Congdon Trust for Mark Ross Congdon owns directly 102,327 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

(a)	Amount beneficially owned:

	(i)	945,997

	(ii)	439,537

	(iii)	99,502

	(iv)	99,502

	(v)	99,502

	(vi)	102,252

	(vii)	102,327

Page 10 of 14 pages

CUSIP No. 679580100

(b)	Percent of class:

	(i)	5.9%

	(ii)	2.7%

	(iii)	0.6%

	(iv)	0.6%

	(v)	0.6%

	(vi)	0.6%

	(vii)	0.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(i)	647,491

		(ii)	439,537

		(iii)	-0-

		(iv)	-0-

		(v)	-0-

		(vi)	102,252

		(vii)	102,327

	(ii)	Shared power to vote or to direct the vote

		(i)	298,506

		(ii)	-0-

		(iii)	99,502

		(iv)	99,502

		(v)	99,502

		(vi)	-0-

		(vii)	-0-

	(iii)	Sole power to dispose or to direct the disposition of

		(i)	647,491

		(ii)	439,537

		(iii)	-0-

		(iv)	-0-

		(v)	-0-

		(vi)	102,252

		(vii)	102,327

	(iv)	Shared power to dispose or to direct the disposition of

		(i)	298,506

		(ii)	-0-

		(iii)	99,502

		(iv)	99,502

		(v)	99,502

Page 11 of 14 pages

CUSIP No. 679580100

(vi) -0-

(vii) -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 11, 2004.

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.

John R. Congdon, Jr.

Page 12 of 14 pages

CUSIP No. 679580100

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

Page 13 of 14 pages

CUSIP No. 679580100

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 2004.

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.

John R. Congdon, Jr.

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr., Trustee

John R. Congdon, Jr., Trustee

Page 14 of 14 pages